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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                    (INCLUDING A RESTATEMENT OF SCHEDULE 13D)

                       Cinergi Pictures Entertainment Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   172470 10 6
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                                 (CUSIP Number)

                       Peter Gatehouse, Alternate Director
                            BT Trustees (Jersey) Limited
                                  P. O. Box 634
                               Kensington Chambers
                             46-50 Kensington Place
                           St. Helier, Jersey JE4 8YZ
                                 Channel Islands
                               011-441-534-885-234

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3 ,1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



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                                  SCHEDULE 13D
CUSIP No. 172470 10 6


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Valdina Corporation N.V.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles
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            NUMBER OF                  7    SOLE VOTING POWER
             SHARES                         957,446
           BENEFICIALLY                ----------------------------------------
             OWNED BY                  8    SHARED VOTING POWER
              EACH                          0
            REPORTING                  ----------------------------------------
             PERSON                    9    SOLE DISPOSITIVE POWER
              WITH                          957,446
                                       ----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          957,446
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%
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14   TYPE OF REPORTING PERSON*
          CO

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Mong Family Trust

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Jersey, Channel Islands. U.K.
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            NUMBER OF                  7    SOLE VOTING POWER
             SHARES                         957,446
          BENEFICIALLY                 ----------------------------------------
            OWNED BY                   8    SHARED VOTING POWER
              EACH                          0
           REPORTING                   ----------------------------------------
             PERSON                    9    SOLE DISPOSITIVE POWER
              WITH                          957,446
                                       ----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          957,446
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%
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14   TYPE OF REPORTING PERSON*
          OO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT



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     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, this amendment amends and restates the Reporting Persons' Schedule 13D dated June 17, 1994.

ITEM 1. SECURITY AND ISSUER

     This relates to the Common Stock, $.01 par value per share (the "Common Stock") of Cinergi Pictures Entertainment Inc., a Delaware corporation (the "Issuer") which has an address at 2308 Broadway, Santa Monica, California 90404.

ITEM 2. IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed jointly by Valdina Corporation N.V. ("VCNV") and The Mong Family Trust (the "Trust")(collectively, the "Reporting Persons").

VALDINA CORPORATION N.V.

     (1)  Valdina Corporation N.V.
          Castorweg 22-24
          Suite 10
          P.O. Box 155
          Curacao, Netherlands Antilles

     VCNV is a corporation organized under the lands of the Netherlands
Antilles.

     Myron Dania is the Managing Director,. Mr. Dania is a citizen of the Netherlands Antilles.

     INFORMATION WITH RESPECT TO MR. DANIA

     (a)  Myron Dania

     (b)   Castorweg 22-24, Suite 10, P.O. Box 155. Curacao, Netherlands
Antilles

     (c) Mr. Dania is the Managing Director of VCNV, Castorweg 22-24, Suite 10, P.O. Box 155. Curacao, Netherlands Antilles. VCNV is a company which holds and manages various investments.

     (d) During the last five years, Mr. Dania has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Dania has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Mr. Dania is a citizen of the Netherlands Antilles.

     VCNV is owned ultimately 50.1% by The Trust, an Isle of Jersey Trust. BT Trustees (Jersey), Ltd. is the Trustee of The Trust. The beneficiaries of The Mong Family Trust are certain descendants


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of Mong Hing Yan, deceased (formerly a citizen and resident of Hong Kong), including a son of Andrew G. Vajna, Chairman of the Board, President and Chief Executive Officer of the Issuer.

THE MONG FAMILY TRUST

     The Mong Family Trust
     BT Trustees (Jersey) Ltd.
     P. O. Box 634
     Kensington Chambers
     46-50 Kensington Place
     St. Helier, Jersey JE4 8YZ
     Channel Islands

     The Mong Family Trust is a trust governed by the laws of Jersey, Channel Islands. The Trustee of the Trust is BT Trustees (Jersey), Ltd., which has management and control over the Trust Assets. The Mong Family Trust holds assets for the ultimate benefit of certain descendants of Mong Hing Yan. Mong Hing Yan died in November 1991 and was a citizen and resident of Hong Kong. The Trustee of The Mong Family Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The initial Schedule 13D was filed as a result of the initial public offering of the Issuer in 1994. The Mong Family Trust owned its interest in VCNV and VCNV owned its interest in the Issuer prior to the initial public offering. No funds were required for these transactions. Since the filing of the Schedule 13D, the Reporting Persons have not purchased or sold any shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

     VCNV acquired its shares of Common Stock in connection with the sale of a VCNV subsidiary to the Issuer. Such subsidiary was acquired by the Issuer as of January 17, 1994 for consideration of $6,000,000, consisting of a $3,300,000 promissory note of the Issuer (bearing interest at the rate of 6% per annum, with principal and interest originally due January 17, 1995 (subsequently extended to January 17, 1997) and 957,446 shares of Common Stock.

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     On April 3, 1997, the Issuer and its subsidiary, Cinergi Productions N.V.
Inc. entered into a Purchase and Sale Agreement with Walt Disney Pictures and Television, a subsidiary of the Walt Disney Company, to sell to Disney substantially all of the films in the Issuer's motion picture library and certain other assets. In exchange for the assets being sold to Disney, Disney has agreed to relinquish its equity interest in the Issuer (555,556 shares of Common Stock and a warrant to purchase 150,000 shares of Common Stock at an exercise price of $9.00 per share), cancel its outstanding loans to the Issuer (approximately $38,400,000 as of March 31, 1997), and assume with respect to the films and rights therein being sold to Disney, all residual and participation obligations, as well as all scheduled obligations relating to the Issuer's existing exploitation agreements. In addition, upon consummation of the sale to Disney, the Issuer's twenty-five film domestic distribution arrangement with an affiliate of Disney, under which nine films have been delivered, will be terminated. Additional information regarding the terms and conditions of the sale of the film library and the provisions of the Purchase and Sale Agreement (which is filed herewith as Exhibit C) is contained in the press release filed herewith as Exhibit D, which is incorporated herein by this reference.

     On April 3, 1997, the Issuer also announced that it does not presently intend to commence production on any additional motion pictures (although the agreement with Disney does not preclude the Issuer, pending consummation of the sale, from commencing production on films that would not be distributed by Disney) and that it is in the process of considering alternatives assuming consummation of the sale of substantially all of the films in its film library to Disney. The Issuer announced that such alternatives include disposing of the assets which are not being sold to Disney, in one or a series of transactions. The Issuer also announced that it currently anticipates that any decision made regarding its alternatives assuming consummation of the film library sale to Disney, will effectively result, after provision for the Issuer's remaining liabilities, in a cash payment to the Issuer's stockholders in exchange for their equity interests in the Issuer, although the Issuer noted no assurance can be given that the film library sale to Disney or any additional transactions will be consummated or that a cash payment of any type will be made to the Issuer's stockholders (and that no assurance can be given as to the amount of any cash payments, if made). Additional information regarding such announcement, and the Issuer's consideration of its alternatives, as well as additional information regarding other potential transactions, in contained in the press release filed herewith as Exhibit E, which is incorporated herein by this reference.

     According an amended and restated Schedule 13D filed with the Securities and Exchange Commission by Andrew G. Vajna, the Issuer's Chairman of the Board, President and Chief Executive Officer, Mr. Vajna may seek to bid for (and is engaged in preliminary discussions regarding) certain of the assets that would remain assuming consummation of the sale of the film library to Disney including, without limitation, certain development projects and the "Cinergi" name. According to such Schedule 13D, no agreements have been entered into with respect thereto and any such agreement would be subject to approval of the Issuer's independent Board members, as well as all other applicable approvals. Any such acquisition of assets by Mr.

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Vajna could take place directly as a purchase of assets from the Issuer or indirectly after other assets have been sold by the Issuer to other parties.

     Consummation of the sale of the film library to Disney would result in the sale of a material amount of assets of the Issuer. Depending on the alternatives chosen by the Issuer, additional transactions could result in (i) sales of additional assets of the Issuer, (ii) dispositions of securities of the Issuer by the current holders and the acquisition of such securities by the Issuer, (iii) an extraordinary corporate transaction such as a merger or liquidation, (iv) a change in the present board of directors and management of the Issuer and in its capitalization, and/or (v) the Common Stock being delisted from the NASDAQ National Market System and becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Statement on Schedule 13D is being filed jointly by VCNV and Trust.

     (a) VCNV beneficially owns 957,446 shares of Common Stock (7.1% of the total number of outstanding shares of Common Stock).

     The Trust beneficially owns 957,446 shares of Common Stock (7.1% of the total number of outstanding shares of Common Stock).

     According to the Issuer's Current Report on Form 8-K dated December 30, 1996, there are currently 13,446,874 shares of Common Stock outstanding (consisting of 7,500,000 shares outstanding prior to the Issuer's initial public offering, 3,691,556 shares issued in connection with the Issuer's initial public offering in 1994, 3,000,000 shares issued in connection with the Issuer's 1995 public offering and reduced by the 744,682 shares repurchased by the Issuer as described in such Current Report on Form 8-K).

     (b)  VCNV:
          sole power to vote or direct the vote 957,446 shared power to vote or direct the vote 0 shares sole power to dispose of or to direct the disposition 957,446 shares shared power to dispose of or direct the disposition of 0 shares

          THE MONG FAMILY TRUST:
          sole power to vote or direct the vote 957,446 shares shared power to vote or direct the vote 0 shares sole power to dispose of or to direct the disposition 957,446 shares shared power to dispose of or to direct the disposition of 0 shares

     (c), (d) and (e) are inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In conjunction with the sale of a VCNV subsidiary to the Issuer, VCNV received certain "piggyback" registration rights, which, with certain exceptions, require the Issuer to use its best efforts to include in any of the Issuer's registration statements and shares requested by VCNV to be so included. The Issuer will pay all registration expenses incurred by it, and VCNV will pay all expenses directly incurred on its behalf in connection with any such registration. The Issuer has also agreed to certain indemnification provisions in favor of VCNV in connection with any such registration.

     The foregoing agreement is attached as Exhibit B hereto and is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are attached as Exhibits:

A.        Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).
          Incorporated by reference to the Schedule 13D of Valdina Corporation N.V. and The Mong Family Trust dated June 17, 1994.

B. Agreement for the Purchase and Sale of Shares dated as of January 17, 1994 between the Issuer and Valdina Corporation N.V. with respect to the purchase by the Issuer of Cinergi Productions N.V. Incorporated by reference to Exhibit 10.39 to the Issuer's Registration Statement on Form S-1, filed with the Commission on April 29, 1994 (Registration No. 33-78386).

C. Purchase and Sale Agreement, dated April 3, 1997, by and between the Issuer and Cinergi Productions N.V. Inc. and Walt Disney Pictures and Television Incorporated. Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

D. Press Release issued on April 3, 1997 regarding sale of the Issuer's film library. Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

E. Press Release issued on April 3, 1997 regarding the Issuer's consideration of future plans. Incorporated by reference to Exhibit
          99.2 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 8, 1997                           Valdina Corporation N.V.

                                        By:   /s/ Myron Dania
                                            -----------------------------------
                                        Title: Managing Director

April 9, 1997                           The Mong Family Trust

                                        By: BT Trustees (Jersey) Ltd., Trustee

                                        By:    /s/ Peter Gatehouse
                                            -----------------------------------

                                        Title:   Alternate Director
                                              ---------------------------------

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                                INDEX TO EXHIBITS


                                                          SEQUENTIALLY NUMBERED
EXHIBITS                                                        PAGE NUMBER

A.        Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii).
          Incorporated by reference to the Schedule 13D of Valdina Corporation
          N.V. and The Mong Family Trust dated June 17, 1994.

B. Agreement for the Purchase and Sale of Shares dated as of January 17, 1994 between the Issuer and Valdina Corporation N.V. with respect to the purchase by the Issuer of Cinergi Productions N.V. Incorporated by reference to Exhibit 10.39 to the Issuer's Registration Statement on Form S-1, filed with the Commission on April 29, 1994
          (Registration No. 33-78386).

C. Purchase and Sale Agreement, dated April 3, 1997, by and between the issuer and Cinergi Productions N.V. Inc. and Walt Disney Pictures and
          Television Incorporated. Incorporated by reference to Exhibit 2.1 to the issuer's Current Report on Form 8-K dated April 3, 1997.

D. Press Release issued on April 3, 1997 regarding sale of the Issuer's film library. Incorporated by reference to Exhibit 99.1 to the Issuer's Current report on Form 8-K dated April 3, 1997.

E. Press Release issued on April 3, 1997 regarding the Issuer's consideration of future plans. Incorporated by reference to Exhibit
          99.2 to the Issuer's current Report on Form 8-K dated April 3, 1997.
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